October 7, 2022

Jason Clemens

Chief Financial Officer

AdaptHealth Corp.

220 W. Germantown Pike, Suite 250

Plymouth Meeting, PA 19462

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549

Attn: Christine Torney and Vanessa Robertson

Re:	AdaptHealth Corp.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed March 1, 2022

Form 10-Q for the Quarterly Period Ended June 30, 2022

Filed August 9, 2022

File No. 001-38399

Dear Ms. Torney and Ms. Robertson:

This letter sets forth AdaptHealth Corp.’s (the “Company”) responses to the comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in your letter dated September 27, 2022 with respect to the above-referenced Form 10-K and Form 10-Q (File No. 001-38399).

The text of the Staff’s comments has been included in this letter for your convenience, and we have numbered the paragraphs below to correspond to the numbers in the Staff’s letter. For your convenience, we have also set forth the Company’s response to each of the numbered comments immediately below each numbered comment.

Form 10-Q for the quarterly period ended June 30, 2022

Item 2. Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 43

1.	Staff’s Comment: In various sections of your filings as well as earnings releases, you identify inflation as a significant risk you are experiencing, and indicate that there are various sources for the inflation you are experiencing. Please revise your future filings to discuss and quantify, where possible, the extent to which your revenues, expenses, profits, and capital resources have been impacted by inflation. Identify the drivers of inflation that most affected your options, and discuss your mitigation efforts. Provide us with your proposed disclosures in your response.

Response: In response to the Staff’s comment, in future filings, the Company will identify the drivers of inflation that most impact the Company and discuss the Company’s primary mitigation efforts. The Company’s proposed disclosure is as follows:

“Impact of Inflation:

Current and future inflationary effects may be driven by, among other things, general inflationary cost increases, supply chain disruptions and governmental stimulus or fiscal policies. The cost to manufacture and distribute the equipment and products that AdaptHealth provides to patients is influenced by the cost of materials, labor, and transportation, including fuel costs. AdaptHealth has recently experienced inflationary pressure and higher costs as a result of the increasing cost of materials, labor and transportation associated with the normal course of business. The increase in the cost of equipment and products is due in part to a shortage in the availability of certain products, the higher cost of shipping, and general inflationary cost increases. Additionally, it is not certain that AdaptHealth will be able to pass increased costs onto customers to offset inflationary pressures. Continuing increases in inflation could impact the overall demand for AdaptHealth’s products and services, its costs for labor, equipment and products, and the margins it is able to realize on its products, all of which could have an adverse impact on AdaptHealth’s business, financial position, results of operations and cash flows. In addition, future volatility of general price inflation and the impact of inflation on costs and availability of materials, costs for shipping and warehousing and other operational overhead could adversely affect AdaptHealth’s financial results. Although there have been recent increases in inflation, AdaptHealth cannot predict whether these trends will continue. AdaptHealth’s primary mitigation efforts relating to these inflationary pressures include utilizing AdaptHealth’s purchasing power in negotiations with vendors and the increased use of technology to drive operating efficiencies and control costs, such as AdaptHealth’s digital platform for prescribing, ordering and delivery.”

In addition, in response to the Staff’s comment, in future filings, where applicable, the Company will discuss and quantify, where possible, the extent to which the Company’s operating results have been impacted by inflation, which primarily relates to workforce wage pressure and shipping costs, including fuel costs. An example of the Company’s proposed disclosure is as follows:

“Cost of net revenue for the three months ended ABC and XYZ was $__ million and $__ million, respectively, an increase of $__ million or __%. Costs of products and supplies increased by $__ million primarily as a result of acquisition growth, increased product costs, increased net sales revenue, and general inflationary cost increases. Salaries, labor and benefits increased by $__ million, primarily related to acquisition growth, increased headcount, higher wages and commissions, and workforce wage pressure driven by inflation. The increase in rent and occupancy and other operating expenses is primarily related to acquisition growth and general inflationary cost increases, primarily from increased shipping costs, including fuel costs, which have increased by $__ million compared to the prior year period.”

2.	Staff’s Comment: Your earnings releases and supplements routinely appear to disclose non-acquired growth but a similar discussion is not provided in your periodic reports. Please revise your future filings to provide a discussion of any known trends or uncertainties related to non-acquired growth and growth from acquisitions that you reasonably expect will have a material impact on future operating results.

Response: In response to the Staff’s comment, in future filings, the Company will include a discussion of non-acquired revenue growth in addition to revenue growth from acquisitions. In addition, the Company will include a discussion of any known trends or uncertainties that management reasonably expects may have a material impact on future revenue growth and operating results. The Company currently expects such a discussion to include the Company’s ability to obtain new patient starts and to generate referrals from patient referral sources and the ability to meet the increased demand considering supply chain issues and inflationary pressures.

If you have any questions related to this letter, please contact the undersigned at (610) 424-4515.

Sincerely,

/s/ Jason Clemens
Jason Clemens

Via E-mail:

cc:	Stephen P. Griggs